LOPRO

Integrated finance company
LOPRO CORPORATION

03 MAR 17 AM 7:21

03007823

File Number: 82-4664

February 7, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: *Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934*

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

PROCESSED
APR 10 2003
THOMSON FINANCIAL

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

4/7

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Integration of Offices

2. Report on State of Purchase Share Certificate of One's Own

File Number: 82-4664

(English Translation)

February 7, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

Integration of Offices

We hereby announce that integration of 15 offices of the Company was resolved at a meeting of the board of directors held on February 7, 2003, to the following effect:

1. Reason for Integration

Integration of offices is a part of a management reinforcement procedure aimed to improve the business efficiency and integrate the management resources of the Company.

2. Offices to be Integrated

Branch to be Abolished	Integrating Branch	Branch to be Abolished	Integrating Branch
Ichinoseki Branch	Morioka Branch and Sendai Branch	Urawa Branch	Omiya Branch
Iwaki Branch	Kooriyama Branch and Mito Branch	Hamamatsu Branch	Shizuoka Branch
Kisarazu Branch	Chiba Branch	Kyoto-Minami Branch	Kyoto Branch
Nagaoka Branch	Niigata Branch	Ibaraki Branch	Osaka-Kita Branch
Shibuya Branch	Shinjuku Branch	Osaka-Minami Branch	Tennoji Branch
Fuchu Branch	Tachikawa Branch	Fukuyama Branch	Hiroshima Branch
Atsugi Branch	Machida Branch	Shimonoseki Branch	Tokuyama Branch and Kitakyushu Branch
Tokorozawa Branch	Kawaguchi Branch		

* The number of offices, currently 101, will become 86 after the integration.

3. Schedule

February 7, 2003	Meeting of the board of directors
February 21, 2003	Last business day for branches to be abolished
February 24, 2003	Effective date of integration

4. Customers

The integrating branches are near to the branches to be abolished. Customer opinion will be given utmost priority in succession to ongoing transactions.

5. Effects on Results of Operations for Current Fiscal Year

The integration of such 15 offices is expected to increase profitability and will not have a material effect on the Company's results of operations for the current fiscal year.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on February 7, 2003.